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MATTHEW BARSAMIAN matthew.barsamian@dechert.com +1 202 261 3392 Direct +1 202 261 3013 Fax

June 14, 2024

VIA EDGAR

Christina DiAngelo Fettig

Alberto Zapata

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:  AB CarVal Credit Opportunities Fund (File No. 811-23939)

Dear Ms. Fettig and Mr. Zapata:

This letter responds to the comment provided to me during telephonic discussions in connection with your review of Amendment No. 1 to the registration statement on Form N-2 (the “Registration Statement”) for AB CarVal Credit Opportunities Fund (the “Fund”) filed with the U.S. Securities and Exchange Commission (“SEC”) on April 24, 2024 and a Correspondence filing made on behalf of the Fund on April 24, 2024 (“Prior Correspondence”). The comment of the SEC staff (“Staff”), followed by the Fund’s response, is set forth below. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Comment 1.

With respect to the response to Comment 3 in the Prior Correspondence, we note that your response states, “[i]n this regard, the Fund observes that the acquisition referenced by the Staff resulted in the Fund acquiring only 47.75% of the total assets of the Global Credit Funds.” Please provide the portion of the assets of the Global Credit Funds acquired by the Fund as a percentage of the Global Credit Funds’ “portfolio investments” rather than total assets.

Response 1.	The acquisition referenced by the Staff resulted in the Fund acquiring 53.17% of the Global Credit Funds’ “portfolio investments.”

Comment 2.	In the disclosure added to the Registration Statement in response to Comment 3.e in the Prior Correspondence, please revise replace the term “including” with “in.”

June 14, 2024 Page 2

Response 2.	The Fund will incorporate the Staff’s comment as follows in a future amendment, to the extent applicable:

The minimum initial investment in Advisor Shares offered hereby is $25,000, after which additional investments must be at least $10,000, which amounts may be reduced or waived by the Fund in its sole discretion, ~~including~~ in circumstances in which an Eligible Investor has investments in other funds managed or advised by the Adviser and its affiliates or in which an investor makes a smaller initial investment with the intention of increasing its position with further contributions over time.

Comment 3.

Please clarify your response to Comment 5.6 of the Prior Correspondence regarding the extent to which the Fund may create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Response 3.

The Fund acknowledges the Staff’s comment and respectfully advises the Staff that the Fund does not currently intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned or majority-owned by the Fund. The Fund confirms that, to the extent the Fund determines to acquire investments in primarily-controlled entities in the future, the Fund will comply with the relevant provisions of the 1940 Act with respect to such entities.

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Should you have any questions regarding this letter, please contact the undersigned at 202.261.3392.

Sincerely,

/s/ Matthew Barsamian
Matthew Barsamian cc: William J. Bielefeld
Alexander C. Karampatsos